March 3, 2014

Jennifer Thompson, Accounting Branch Chief

Sondra Snyder, Staff Accountant

Andrew Blume, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	Lentuo International Inc.
Form 20-F for Fiscal Year Ended December 31, 2012
File No. 001-34987

Dear Ms. Thompson, Ms. Snyder and Mr. Blume:

I refer to your letter to Mr. Hetong Guo, dated January 31, 2014, relating to Lentuo International Inc.’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2013 (the “2012 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated January 31, 2014 from the staff of the Commission (the “Staff”).  The Company has responded to the Staff’s comments by including proposed disclosure to comply with the comment, providing an explanation if the Company has decided not to revise the disclosure or providing supplemental information as requested.  If the Staff agrees to the proposed disclosure, the Company will incorporate the disclosure in future filings of its annual reports to the Commission.  The numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference.  Page number references are to the 2012 20-F.

Form 20-F filed for the fiscal year ended December 31, 2012

Consolidated Financial Statements, page F-1

Consolidated Statements of Comprehensive Income (Loss), page F-5

1.              We reviewed your response to comment 3 in our letter dated September 27, 2013. We note from your response that you exclude the upfront deposit of the entire purchase price received from the customer/lessee from the minimum lease payment for purposes of determining whether the lease meets the criteria in ASC 840-10-25-1d. Based on your response, it appears that you consider the portion of this upfront payment you would receive in the event the customer/lessee was unable to obtain a license plate or decided to return the automobile to be contingent lease income. Please provide us with the following information:

•                                          Explain the basis in GAAP for your assumption that this upfront payment represents contingent lease income.

The Company advises the Staff that this upfront payment represents contingent lease income because the customer may return the leased automobile for a refund after six months, and the amount to be returned to the customer is not fixed but based on the then fair value of the automobile.  The non-refundable portion of the initial deposit made by the customer is the difference between the selling price of the automobile deposited by the customer to the Company upon the execution of the lease agreement, and the then market value of the automobile upon its return.  The upfront deposit payment meets the definition of contingent lease income in accordance with ASC 840-10-20 and ASC 840-10-25-4 since (i) the non-refundable portion is not fixed in amount and is not determinable until the automobile is returned to the Company; and (ii) the increase in the non-refundable portion is based on factors other than the passage of time, including the use of the leased automobile during the lease period.

•                                          Explain how you determined whether or not this upfront deposit was a residual value guarantee or a guarantee of your return on the leased automobile. Refer to ASC 840-10-25-6 and 25-8 and ASC 840-10-55-8 and 55-9.

The Company determined that the upfront deposit does not meet the definition of a residual value guarantee or a guarantee of the Company’s return on the leased automobile in accordance with ASC 840-10-25-6 and 25-8 and ASC 840-10-55-8 and 55-9, because the non-refundable portion of the upfront deposit is not a certain or determinable amount.  The non-refundable portion is not a stated amount in the lease agreement and is not determinable prior to the return of the automobile to the Company, as the deposit ultimately retained by the Company is entirely dependent on the amount of future use of the leased automobile and the corresponding depreciation in fair value during the lease period.

•                                          If the upfront deposit had been considered to be a residual value guarantee or a guarantee of your return on the leased asset and included in the minimum lease payments, please tell us whether this would have affected your lease classification(s) and explain your conclusion. Please refer to ASC 840-10-25-1 and ASC 840-10-25-42 through 25-43.

The Company advises the Staff that if the upfront deposit had been considered to be a guarantee of the Company’s return on the leased automobile and included in the minimum lease payments, the classification of the lease arrangement as an operating lease would not be affected, because the lease arrangement still does not meet any of the four criteria in ASC 840-10-25-1.  The term under the lease arrangement is either six months or three years.  Regardless of the lease term, customers can choose to return the leased automobile and seek a refund after six months.  Based on the Company’s historical experience and industry knowledge, the fair value of an automobile used for six months and three years is typically 80 percent and 60 percent of the fair value of the automobile at lease inception, respectively.  If the non-refundable portion of the upfront deposit were included in the minimum lease payments, the maximum amount of the minimum lease payments is 40 percent of the selling price of the leased automobile plus 36 months of nominal monthly fees.  The present value at the beginning of the lease term of the maximum amount of the minimum lease payments does not exceed 90 percent of the fair value of the leased automobile at lease inception and the criteria in ASC 840-10-25-1d are not met.  As stated in the Company’s response to the Staff’s prior comment 3, the criteria in ASC 840-10-25-1a through 25-1c are also not met.

•                                          Please tell us whether your customer/lessee agreements include standardized language addressing the refund due to the customer/lessee in the event that the automobile is returned. If so, please provide us with a copy of that standardized language and, if not clear from that portion of the contract, explain to us if the refund amount is quantified or otherwise calculable within the written agreements. Alternatively, if your agreements do not include standardized language addressing this refund, please better explain why you believe your contracts support your conclusion that a portion of the upfront payment received is refundable to the customer in the event that the automobile is returned.

The Company advises the Staff that there is standardized language in the automobile lease agreement addressing the refund due to the lessee in the event that the automobile is returned. The language set forth in the lease agreement is as follows: “In the event that the lessee terminates the leasehold upon expiration of the lease and returns the automobile to the lessor at the end of the leasehold, the lessor will appraise the residual value of the automobile and refund an amount equal to the residual value of the automobile to the lessee from the upfront deposit paid by the lessee.”

Note 2. Summary of Significant accounting Policies, page F-15

(n) Goodwill, page F-20

2.              We note your response to comment 8 in our letter dated September 27, 2013 and have the following comments:

•                                          We note that the estimated fair value of your Huizhou FAW-VW reporting unit exceeded its carrying value by 5.4% at December 31, 2012. Since a 5.4% excess could be construed as being at risk of failing step one of the goodwill impairment test, please provide in future filings, if still warranted, the suggested disclosures included in our previous comment. Alternatively, if you believe a material impairment charge is unlikely even if step one was failed, please disclose this information to your readers.

In response to the Staff’s comment, the Company proposes to include the following disclosures in “Critical Accounting Polices — Goodwill” in its future Form 20-F filings (with updated data for future years):

“Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. In accordance with ASC topic 350, or ASC 350, Intangible—Goodwill and other, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.  We assign and assess goodwill for impairment at the reporting unit level.  Based on the organization and management of our business, we determined that, as of December 31, 2012, each of our 11 dealerships qualified as reporting units for the purpose of assessing goodwill for impairment, as discrete financial information is available and segment management regularly reviews their operating results.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as an impairment loss.

The annual goodwill impairment test is performed on December 31 of each year.  For the year ended December 31, 2012, we adopted ASU No. 2011-08, or ASU 2011-08, Intangibles—Goodwill and Other (ASC 350), pursuant to which we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.  For the year ended December 31, 2012, due to the significant decline in net income, we determined that there were impairment indicators relating to the carrying value of our goodwill and it was more-likely-than-not that the fair values of its reporting units were less than their carrying amounts.  As a result, we performed the two-step quantitative test on each of the reporting units to assess goodwill impairment.  As of December 31, 2012, we completed the annual impairment test on goodwill that has arisen from the business combinations during 2011.  Goodwill of RMB14.1 million, RMB9.6 million, RMB34.2 million and RMB15.7 million was allocated to the Ruitai, Shuntong, Huizhou FAW-VW and Yuchen reporting units, respectively.

In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied.  We determined the fair value of the reporting units using the income approach based on the discounted expected cash flows associated with the reporting unit.  The discounted cash flows for the reporting units were based on six-year projections.  Cash flow projections were based on past experience, actual operating results, and our best estimates about future developments as well as certain market assumptions.  Cash flows after the forecast period were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long-term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 14% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on our weighted average cost of capital.  The underlying assumptions used in the first step of the impairment test considered our market capitalization as of December 31, 2012, as well as any impact from the current local operating environment in the PRC on the fair value of the reporting units.  The fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC topic 820, or ASC 820, Fair Value Measurements and Disclosures.

The resulting fair values of the reporting units were not less than their carrying values; thus, we were not required to complete the second step of the goodwill impairment test.  No impairment of goodwill was recognized for the year ended December 31, 2012.  The results of our annual impairment test as of December 31, 2012 indicated that the estimated fair values of the Ruitai, Shuntong, Huizhou FAW-VW and Yuchen reporting units exceeded their carrying values by 58.4%, 15.7%, 5.4% and 39.7%, respectively.  We cannot guarantee that we will not record a material goodwill impairment loss in the future. Changes in our assumptions or estimates could materially affect the estimation of the fair value of a reporting unit and, therefore, could reduce the excess of fair value over the carrying value of a reporting unit and could result in goodwill impairment. Potential events and circumstances that could negatively affect the key assumption used in determining the fair value of a reporting unit may include (i) deterioration in overall economic conditions in future years (including increase in discount rates), (ii) business conditions or strategies change from current assumptions, (iii) increased competition or loss of market share, or (iv) investors require high rates of return on equity investments in the market places.”

The Company advises the Staff that if an excess could be construed as being at risk of failing step one of the goodwill impairment test in the future, the Company will provide in future filings the suggested disclosure from the Staff’s prior comment letter.

•                                          Since your CODM reviews the financial information of your eleven dealerships, it appears that each dealership represents an operating segment. However, your disclosure on page F-47 indicates that you have only seven operating segments. Please tell us in further detail how you determined your operating segments.

The Company advises the Staff that there were eleven operating segments and seven reportable segments for the year ended December 31, 2012 in accordance with ASC 280.  In response to the Staff’s comment, the Company will revise the disclosures on pages F-24 and F-47 to correct the typographical error in its future Form 20-F filings.

As stated in the Company’s response to the Staff’s prior comment 8, the Company’s chief operating decision maker, who has been identified as the chief executive officer, regularly reviews the financial information and operating results of the eleven dealerships as well as the combined financial information of the seven brands when making decisions about resources allocation and assessing performance of each component. Based on the Company’s organizational structure of its operations, the Company aggregated certain operating segments under the same brand for reporting purposes. The Company determined that the aggregation criteria in ASC 280-10-50-11 are met for operating segments under the same brand because (i) they exhibit similar economic characteristics in terms of comparable long-term average gross margin and sales trends; (ii) the nature of their products and services, the nature of their production processes, the type or class of customer for their products and services, the methods used to distribute their products and provide their services and the nature of the regulatory environment are similar; and (iii) their aggregation provides information to help users of financial statements better understand the Company’s performance, better assess its prospects for future net cash flows and make more informed judgments about the Company as a whole, which is consistent with the objective and basic principles of ASC 280.

Certifications

3.              We note your response to comment 12 in our letter dated September 27, 2013. As previously requested, please amend your filing to revise the certifications of your principal executive and principal financial officers to use the exact wording provided in Form 20-F, Instructions as to Exhibits, Item 12. Specifically, please revise the introduction to paragraph 4 to state that “The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15a-15(f)) for the company.”

The Company advises the Staff that, based on prior telephone communication of the Company’s attorney with the Staff, once the comments on the 2012 20-F are cleared by the Staff, the Company will amend its 2012 20-F filing to revise the certifications of principal executive and principal financial officers to use the exact wording provided in Form 20-F, Instructions as to Exhibits, Item 12.

*              *              *              *              *

At your request, we hereby acknowledge that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me (telephone: +86.10.8735.8388; mobile: +86.13910291120; fax: +86.10.8736.9868; e-mail: luojiangyu@lentuo.net), our finance manager Mr. Liangqing Xiao (+86.10.8735.8388; mobile: +86.13522438747; fax: +86.10.8736.9868; e-mail: xiaoliangqing@lentuo.net), or our attorney Alan Seem (telephone: +1.650.838.3753; mobile: +1.650.391.3709; e-mail: alan.seem@shearman.com) if you have additional questions or require additional information.

Very truly yours,

/s/ Jiangyu Luo
Name:	Jiangyu Luo
Title:	Acting Chief Financial Officer